Exhibit 99.1

HEXO Corp.

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

TO:	PricewaterhouseCoopers LLP, Chartered Professional Accountants

AND TO:	Macias Gini & O’Connell LLP, Certified Public Accountants

AND TO:	Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Prince Edward Island
Service NL, Financial Services Regulation Division
Office of the Superintendent of Securities, Government of the Northwest Territories
Office of the Superintendent of Securities, Government of Nunavut
Office of the Superintendent of Securities, Government of Yukon

HEXO Corp. (the “Corporation”) hereby gives the following notice of a change of auditor of the Corporation in accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”):

1.

On October 11, 2022 (the “Resignation Date”), PricewaterhouseCoopers LLP, Chartered Professional Accountants (the “Predecessor Auditor”), notified the Corporation of the former’s decision, at its own initiative, to decline to stand for re-appointment as the Corporation’s auditor following the issuance of its auditor’s report on the Corporation’s consolidated financial statements for the financial year ending July 31, 2022.

2.

The board of directors of the Corporation (the “Board”) as well as the audit committee of the Board have considered such decision of the Predecessor Auditor to decline to stand for re-appointment as the Corporation’s auditor.

3.

On January 9, 2023 (the “Appointment Date”), the Corporation appointed Macias Gini & O’Connell LLP, Certified Public Accountants (the “Successor Auditor”) to replace the Predecessor Auditor as auditor of the Corporation. The appointment of the Successor Auditor has been considered and approved by the Board as well as the audit committee of the Board.

4.

There are no modified opinions expressed in the Predecessor Auditor’s reports in connection with the audits of the Corporation’s two most recently completed financial years ended July 31, 2021 and 2022. There have been no further audits of financial statements subsequent to the Corporation’s most recently completed fiscal year and ending on the date of the Predecessor Auditor’s resignation.

5.	There have been no “reportable events” (as defined in Section 4.11 of NI 51-102) as at the Resignation Date nor between the Resignation Date and the Appointment Date.

DATED this 9th day of January, 2023.

HEXO CORP.

Per:	(signed) “Julius Ivancsits”
Julius Ivancsits
Chief Financial Officer